UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             Teda Travel Group Inc.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87889V104
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 14, 2006
    -----------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G


CUSIP NO.  87889V104

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Profit Upsurge International Limited
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) |_|
 (b) |x|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
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               5    SOLE VOTING POWER

                    0
               --------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,000,000
  OWNED BY     --------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       --------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    7,000,000
-----------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*|_|

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.60%
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12   TYPE OF REPORTING PERSON*

     CO
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                                  SCHEDULE 13G


CUSIP NO. 87889V104

-----------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Thomas Ngan
-----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) |_|
 (b) |x|
-----------------------------------------------------------------------
3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

The Hong Kong Special Administrative Region
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               5    SOLE VOTING POWER

                    0
               --------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,000,000
  OWNED BY     --------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       --------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    7,000,000
-----------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000,000
-----------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   |_|
-----------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.60%
-----------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------

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Item 1(a).        Name of Issuer:
This Statement relates to the Common Stock, par value $0.001 per shares ("Shares") of Teda Travel Group Inc., a Delaware Corporation.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Suite 2102, Chinachem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong

Item 2(a, b, c). Name of Persons Filing, Address of Principal Business Office,
Citizenship:

Profit Upsurge International Limited, a British Virgin Islands Corporation and Mr. Thomas Ngan("Mr. Ngan"), each having offices at Unit 1602, Malaysia building, 50 Gloucester Road, Wanchai, Hong Kong. Mr. Ngan is a citizen of People Republic of China.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share.

Item 2(e). CUSIP Number: 87889V104

Item 3.    Not Applicable.

Item 4.    Ownership.

1.    Profit Upsurge International Limited

        (a)   Amount directly beneficially owned: 7,000,000 shares.

        (b) Percent of class: 12.60%. The percentage of Common Stock reported as beneficially owned is based upon 55,542,718 shares outstanding as set forth in the Issuer Shareholder's List dated July 11, 2006.

        (c)   Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote: 0
              (ii)  Shared power to vote or to direct the vote: 7,000,000 shares
              (iii) Sole power to dispose or to direct the disposition of: 0
              (iv)  Shared power to dispose or to direct the disposition of:
                    7,000,000 shares.


2.    Thomas Ngan

Mr. Ngan owns 100% of the equity of Profit Upsurge International Limited and, as a result, indirectly beneficially owns the Shares directly beneficially owned by Profit Upsurge International Limited.

        (a)   Amount beneficially owned: 7,000,000 shares.

        (b) Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 12.60%

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

        (c)   Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote: 0
              (ii)  Shared power to vote or to direct the vote: 7,000,000 shares
              (iii) Sole power to dispose or to direct the disposition of: 0
              (iv)  Shared power to dispose or to direct the disposition of:
                    7,000,000 shares.

The Common Stock reported herein is beneficially owned as a result of the gift to Profit Upsurge International Limited. Mr. Ngan is the Director and 100% shareholder of Profit Upsurge International Limited.


Item 5. Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Common Stock reported herein is held by Profit Upsurge International Limited. No such interest relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [SIGNATURE PAGE FOLLOWS:]


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 19, 2006

                                Profit Upsurge International Limited



                                By: /s/ Thomas Ngan
                                    ----------------------------------
                                    Name:  Thomas Ngan
                                    Title: Director



                                    /s/ Thomas Ngan
                                    -----------------------------------
                                    Thomas Ngan, Individually



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EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DATED: July 19, 2006


                               By: /s/ Thomas Ngan
                                   -------------------------------
                                   Thomas Ngan, individually and as the Director of Profit Upsurge International Limited




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